Exhibit (a)(2)

November 17, 2005

Dear Shareholder,

We are pleased to inform you that Georgia-Pacific Corporation (“Georgia-Pacific”) has entered into a merger agreement with Koch Industries, Inc. (“Koch Industries”) and Koch Forest Products, Inc., a wholly owned subsidiary of Koch Industries (“Purchaser”), pursuant to which Purchaser has commenced a tender offer for each share of Georgia-Pacific common stock for $48.00, net to the seller in cash. The tender offer is conditioned upon, among other things, a minimum of a majority of the shares of Georgia-Pacific common stock on a fully diluted basis being tendered in the offer and not withdrawn and the receipt of regulatory approvals. The tender offer will be followed by a merger in which each share of Georgia-Pacific common stock not purchased in the tender offer will be converted into the right to receive the same per share cash consideration as is paid in the offer.

Your Board of Directors has unanimously determined that the offer and the merger are fair to and in the best interest of Georgia-Pacific and its shareholders, has approved, adopted and declared advisable the merger agreement and the transactions contemplated thereby, including the tender offer, and recommends that Georgia-Pacific shareholders accept the offer and tender their shares of Georgia-Pacific common stock in the offer.

In arriving at its recommendation, your Board of Directors carefully considered a number of factors. Those factors are discussed in the attached Schedule 14D-9.

In addition, enclosed are the Purchaser’s Offer to Purchase, dated November 17, 2005, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information on how to tender your Georgia-Pacific shares to Purchaser. We urge you to read these documents and to consider this information carefully.

On behalf of the management and the Board of Directors of Georgia-Pacific, we thank you for the support you have given to Georgia-Pacific over the years.

Very truly yours,

A.D. Correll Chairman and Chief Executive Officer